UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC File Number:0-50913
CUSIP Number: 867878 10 0

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-KSB [  ] Form 11-K [  ] Form 10-QSB [  ] Form N-SAR

For Period Ended: December 31, 2005

[  ] Transition Report on Form 10-KSB
[  ] Transition Report on Form 20-K
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

____________________________

Read instructions (on back page) Before Preparing Form,
Please Print or Type,

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Shineco, Inc.
Full Name of Registrant

Former Name if Applicable

B-3106, # 39 East 3rd Ring Road, Chaoyang District
Address of Principal Executive Office (Street and Number)

Beijing                       People’s Republic of China         100022
City                                State                                    Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[  ]  (a) The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b) The subject annual report, semi-annual report, transition report on Form 10-K, form 20-F, 11K, Fork N- SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on the Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portions thereof, could not be filed with the prescribed time period. (Attach Extra sheets if needed)

     FINANCIAL STATEMENTS NOT YET REVIEWED

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Steven L. Siskind                                           212                      750-2002
      (Name)                                           (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of theSecurities Exchange Act of 1934 or Section 30 of the investment Company Act of1940 during the preceding 12 months (or for such shorter period that theregistrant was required to file such reports) been filed? If the answer is no,identify report(s).

Yes   X       No

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes            No    X

If so, attach an explanation of the anticipated change, both narratively and quantativly, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Shineco, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2006                                                         By:  /s/ Yuying Zhang
                                                                                            Yuying Zhang, President